CONFIDENTIAL TREATMENT REQUESTED BY LANNETT COMPANY, INC.

July 13, 2006 Response from Lannett Company, Inc. in response to June 14, 2006
Letter from Securities and Exchange Commission

Lannett Company

June 14, 2006 SEC Comment Letter Responses

As of July 13, 2006

SEC Comment #1a

We acknowledge your responses to our previous comments one and two. Please address the following additional comments:

a. Please revise your proposed disclosures to quantify the significant over or under accruals you identify. Although you identify these differences, your disclosed table does not necessarily communicate this information because it only identifies credits processed that relate to prior years; it does not specifically identify the change in estimate recorded in the current period related to prior years’ revenues. Or said another way, how much of the additional reserves charged to net sales during fiscal 2006 relates to revenues recorded in 2005 or earlier.

Lannett Response:

There were no additional reserves charged to net sales during fiscal 2006 that relate to prior year sales.  Only when the total “actual” credits issued relating to prior year sales exceed the reserve or some other change in facts and circumstances would Lannett (the “Company”) make an additional reserve for the prior year sales in the current year.  The total reserve of the chargeback and rebate reserves are based upon contractual terms that combine chargebacks and rebates rates.  For new product launches the Company continually refines estimated chargebacks and rebate activity on a monthly basis.  The Company has engaged consultants to assist in programming the company’s ERP system (SAP) to provide an automated solution to track the chargebacks and rebates separately, thus providing an automated system solution to support disclosure in the future.

The combined reserve for Chargebacks and Rebates was slightly greater than $9.0 million at June 30, 2005.  Through December 31, 2005, nearly $8.7 million of those chargeback and rebates were issued with the remaining $0.3 million expected to be resolved within the next 12 months.

The Company makes specific reserves for returns of products.  The biggest single component of the reserve is related to Levothyroxine Sodium.  The Company has commented previously that the actual returns were lower than expected.  Actual returns through December 31, 2005 were nearly $0.5 million less than the reserve balance at June 30, 2005 because of lower than expected returns of Levothyroxine Sodium.  This reduced return activity was a result of greater incentives given to wholesalers in the forms of rebates and discounts.

SEC Comment #1b

Please refer to your proposed revised tabular presentation of revenue reserves for your December 31, 2005 Form 10-Q/A. Please explain to us why the totals of the credits issued in your revised table for each individual reserve do not equal the single amounts presented in your December 31,2005 Form 10-Q as originally filed. Also, the amounts of additional reserves for each individual reserve do not equal the amounts in your original Form 10-Q. For example, the fiscal 2006 additional reserve for chargebacks is listed as $12,273,749 in your response while the Form 10-Q as originally filed indicates that the amount is $10,756,058.

Lannett Response:

The aggregate reserve amounts are the same with the only difference being rounding in the SEC response letter - $14,526,908 as compared to $14,526,874.  The following table is shown without rounding:

For the Six Months Ended

December 31, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

Actual Credits Issued-Related To Sales Recorded in Fiscal 2005	(7,383,042)	(1,300,621)	(1,204,567)	(27,160)	(9,915,390)

Actual Credits Issued-Related To Sales Recorded in Fiscal 2006	(4,909,039)	(866,252)	(235,045)	(276,950)	(6,287,286)

Additional Reserves Charged to Net Sales During Fiscal 2006	12,273,749	1,427,362	463,140	362,623	14,526,874

Reserve Balance as of December 31, 2005	$7,981,368	$289,289	$715,528	$88,013	$9,074,208

For the Three Months Ended

September 30, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

Actual Credits Issued-Related To Sales Recorded in Fiscal 2005	(4,289,220)	(1,020,423)	(163,596)	(27,160)	(5,348,635)

Actual Credits Issued-Related To Sales Recorded in Fiscal 2006	(1,090,324)	(268,910)	—	(98,075)	(1,457,309)

Additional Reserves Charged to Net Sales During Fiscal 2006	6,100,635	848,965	12,100	111,008	7,072,708

Reserve Balance as of September 30, 2005	$8,720,791	$588,432	$1,540,504	$15,273	$10,865,000

September’s table has been amended due to classification errors discovered during a periodic review.  Both tables, September and December, are shown with the most current information available.

The difference between types of reserves and years is due to additional review that the Company undertakes periodically.  Because the Company monitors reserves on an aggregate basis, management’s focus has been on the total reserve activity, and not on specific components of the reserves.  Determining the individual amounts of chargebacks and rebates separately is a manually intensive process.  An information system project is currently underway to improve our ability to separately estimate the reserve for chargebacks and rebates.  Once that is complete in the upcoming fiscal year, the Company will have an automated, system based method for calculating and analyzing chargebacks and rebates separately.

SEC Comment #1c

Based on the roll forward revenue reserves you provided in your response for the six months ended December 31, 2005 and the roll forward provided in your March 31, 2006 Form 1 0-Q, it appears that your rebates reserve for your second fiscal quarter of 2006 dropped to approximately - 0.3% of gross revenue from approximately 7.2% in the first fiscal quarter and rose back to approximately 9.6% in the third fiscal quarter. It also appears that chargebacks for the first fiscal quarter of 2006 were approximately 24.9% of gross revenues and subsequently increased to approximately 31.4% and 32.2% in the second and third fiscal quarters, respectively. Please revise your MD&A disclosures in your second and third quarter Forms 10-Q to address these fluctuations. Please note that if the totals presented in the table identified in part b. above in your December 31, 2005 Form 10-Q are correct, please explain the significant increase in chargebacks recorded in the third fiscal quarter of 2006 as a percentage of gross revenues.

Lannett Response:

FY 2006 ending
	3 months ended September 2005	6 months ended December 2005	9 months ended March 2006
Gross Sales	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]
Rebates	848,965	1,427,362	4,085,800
% of GS — rebates	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]

Chargebacks	6,100,635	12,273,749	21,207,000
% of GS - chargebacks	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]
Returns	12,100	463,140	297,300
% of GS — returns	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]

* Credits issued in 2006

We will amend prior filings with updated actual reserve information for specific chargeback and rebate categories as follows:

The Company’s current method of analysis combines chargebacks and rebates.  After totaling both reserves, the rates have slightly increased from YTD 1st quarter through YTD 3rd quarter — 32.9%, 30.91%, and 34.87%.  If adding in the return reserve, the percentages in aggregate change little — 33.0%, 32.0%, and 34.9%.  The second quarter decrease is due in part to sales of short dated Levothyroxine after offering buy 1 get 1 free promotions.  This is why the return reserve has increased.  In the third quarter, a correction was made once it was determined the recently sold short dated Levothyroxine would not be returned.   The third quarter increase is due to increased sales of new products. New products in general have a higher level in rebates to allow penetration into existing markets.  On a separate basis both chargebacks and rebates reserve estimates are updated as actual information becomes available.  This may result in fluctuations from quarter to quarter but will always result in the most accurate estimate available at the time.

SEC Comment #1d

Please delete the duplicate sentence in your draft response to comment one for the December 31, 2005 Form 10-Q/A. It appears that the last sentence of the first paragraph following the table is exactly the same as the first sentence of the second paragraph following the table.

Lannett Response:

Correction will be made as pointed out by SEC.

SEC Comment #2

We acknowledge your response to our previous comment three. Please explain to us how the apparent over and under accruals identified in part a. to the first comment do not impair your ability to recognize revenue upon shipment. It appears that the significant over accrual of chargebacks at June 30, 2004 of approximately $1.5 million, or 23.4% of the original estimate, and the significant under accrual of rebates at June 30, 2005 of at least $422,000, or 41.0% of the original estimate, could raise into question your implied assertion that the sales price is substantially fixed or determinable at the date of sale as required by paragraph 6a of SFAS 48.

Lannett Response:

SFAS 48 states that one of the conditions necessary to recognize revenue is that:

“The seller’s price to the buyer is substantially fixed or determinable at the date of the sale.”

Lannett has contractual terms and prices that are fixed and determinable for all products with all customers.  Lannett evaluates historic actual and future estimated sales to determine the appropriate customer mix of distributed items that will affect each product’s average chargeback rate.  The resulting net price is always above Lannett’s lowest contractual price and below its highest contractual price.  The primary reason for a varying reserve with potential over/under accruals is due to the variation in the mix of our distributors’ customers because chargeback rates may differ by customer.

The following in an example presentation of our chargeback and rebate process that includes an analysis of how variation affects net price:

Lannett sells 10 units of Levothyroxine for $10.00 to Distributor A on January 1st.  To calculate the chargeback rate we use the following table:

Historical sell through by %
Distributor A	Units sold	% by volume	Contract price	Weighted Avg.
End User W	100	10%	6	0.60
End User X	400	40%	6.5	2.60
End User Y	300	30%	6.5	1.95
End User Z	200	20%	6	1.20

			Weighted average	6.35

Chargeback rate = Gross Price - Weighted Average price

3.65 = 10.00 - 6.35

The first entry that would be made:

Accounts Receivable	$100.00
Sales		$100.00

At the end the month after calculating the reserve, which equals units sold x Chargeback rate, the following entry is made to record the chargeback/rebate amount on gross sales:

Contra-Sales	$36.50
Reserve for Chargebacks/Rebates		$36.50

Once Distributor A sells the product to the end user, it will submit a form for a chargeback/rebate credit.  Once approved, we make the following entry:

Reserve for Chargebacks/Rebates	$	XX.XX
Accounts Receivable			$	XX.XX

The following 3 examples are different customer mixes to demonstrate Lannett’s procedures regarding the chargeback process.

Example 1. Distributor A sells all 10 bottles to End User Z and requests $40.00 in chargebacks.

The entry:

Reserve for Chargebacks/Rebates	$40.00
Accounts Receivable		$40.00

Example 2. Or Distributor A could sell 10 bottles to End User Y and request a chargeback for $35.00 with the following entry being made.

Reserve for Chargebacks/Rebates	$35.00
Accounts Receivable		$35.00

Example 3. Or most likely, Distributor A could sell the 10 bottles to a mixture of its customers — 2 to End User W, 2 to End User X, 3 to End User Y, and 3 to End User Z…for a combined chargeback of $37.50.  The following entry would be made.

Reserve for Chargebacks/Rebates	$37.50
Accounts Receivable		$37.50

All three examples show how variation in customer mix can affect the under/over accruals for the estimate.  While individual contractual prices are fixed and determinable, variations from our estimates may occur because the exact customer mix can not be perfectly estimated.  An important factor in correctly estimating revenue reserves is the continual analysis and fine tuning of each products weighted average net price to accurately reflect potential changes in customer mix.  Lannett does this on a quarterly basis or when facts and circumstances require for a timelier update.  We feel this method provides the Company with a reasonable and reliable estimate.  Because Lannett satisfies all of the requirements of SFAS 48, including paragraph 6a, management feels it is using the best accounting method for recognizing revenue.

The following table shows that over/under accruals when looked at percent of sales, which management finds more useful, is as follows:

Fiscal 2005	Charge-backs	Rebates	Returns	Total	Sales in fiscal year
					44,901
Amount accrued in FY 2005 for FY 2005 sales	21,038	7,100	2,934	31,072
Credits issued in FY 2005 for FY 2005 sales	(14,534)	(5,950)	(1,167)	(21,651)
Credits issued in first 9 months of FY 2006 for FY 2005 sales	(7,720)	(1,450)	(1,265)	(10,435)
Over (under) accrual	(1,216)	(300)	502	(1,014)
Over (under) accrual as % of amount accrued	-5.8%	-4.2%	17.1%	-3.3%
Over (under) accrual as % net sales	-2.7%	-0.7%	1.1%	-2.3%	-4.5%

Fiscal 2004	Charge-backs	Rebates	Returns	Total over (under) accrual	Sales in fiscal year
					63,781
Amount accrued in FY 2004 for FY 2004 sales	18,898	4,864	481	24,243
Credits issued in FY 2004 for FY 2004 sales	(12,447)	(2,723)	(60)	(15,230)
Credits issued in FY 2005 for FY 2004 sales	(4,978)	(1,970)	(523)	(7,471)
Over (under) accrual	1,473	171	(102)	1,542
Over (under) accrual as % of amount accrued	7.8%	3.5%	-21.2%	6.4%
Over (under) accrual as % net sales	2.3%	0.3%	-0.2%	2.4%	4.8%

On a cumulative basis, the over/under accrual is .3% of sales over two years.  This is important to look at because products have a two year shelf life.  So what appears to be an over accrual in one year in fact could mean that product will be sold in the following year.

Customers are obligated to pay Lannett regardless of when/if they sell to an end user or in any event of theft or physical destruction or damage to product.  There is a complete transfer of ownership when Lannett sells products to customers.  Most contracts are set up for 60 days terms to accommodate an historic rate of 60 – 70 days to “sell through” to end users.

Lannett’s wholesale customers efficiently distribute our products where they are needed and when they are needed to create economic value for end users.  These multi-billion dollar entities clearly have economic substance apart from Lannett.

Lannett has no obligations in regards to helping our customers make sales to end users.  Again, there is complete owner transfer to the customer upon the sale.

Lannett believes estimates of returns can be reasonably made because each sale has a fixed period for return and the expiration dates are known at the point of the sale.  Lannett’s historical experience with similar products assists the Company’s determination for a return reserve.  Based on our analysis of SFAS 48, we feel we are appropriately recognizing revenue and related reserves at the time of sale.

Lannett has two appropriate methods for estimating and valuing the chargeback and rebate reserve.  The first method relies on actual sales data and a chargeback rate based on contract and historical data. The second method relies on customer provided data supplemented by third party market share from NDC Health.  Management believes Lannett is too small to solely rely on NDC Health data.  As an alternative, Lannett relies on customer provided inventory reports to further support our reserve estimate.  While the Company has requested more detailed sales data many times, Lannett’s customers have denied providing this information.  Lannett uses the inventory reports to extrapolate sales as a double check on a quarterly basis to determine the reasonableness of the original estimate.

SEC Comment #3

We acknowledge your response to our previous comment four. As previously requested, please revise your proposed disclosure to also address the volume and price mix of changes in revenue recognized for fiscal 2004 versus fiscal 2003.

Lannett Response:

The recently filed 10-K as of June 30, 2005 will be amended to include the following sentence in its Prior year discussion under the heading “Results of Operations — Fiscal 2004 vs. Fiscal 2003.

“Year over year increase in existing sales was a result of volume increases of 86% and offset by price decreases of 43%.  The addition of the distribution relationship with Jerome Stevens Pharmaceuticals accounts for a majority of the volume increase, in the form of new product sales.”

SEC Comment #4

Please revise either your proposed disclosure in response to our previous comment five or your liquidity discussion to discuss the impact of the Jerome Stevens Pharmaceuticals, Inc. commitment on your overall liquidity.  In this regard, please discuss the minimum purchase obligation and the impact on your operations and cash flow if you are not able to sell the minimum.

Lannett Response:

The following table presents the minimum purchase requirements related to the JSP transaction:

	Contractual Obligations

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt	9,532,448	2,269,776	3,055,013	1,626,687	2,580,972
Capital Leases	—	—	—	—	—
Operational Leases	—	—	—	—	—
Purchase Obligations	180,000,000	16,000,000	35,000,000	39,000,000	90,000,000
Other	—	—	—	—	—
Total	189,532,448	18,269,776	38,055,013	40,626,687	92,580,972

If the minimum purchase requirement is not met, Jerome Stevens has the right to terminate the contract within 60 days of Lannett’s failure to meet the requirement.  If Jerome Stevens did indeed terminate the contract, Lannett does not pay any fee, but could lose its exclusive distribution rights in the United States.  If Lannett’s management feels that it is not in the Company’s best interest to fulfill the minimum purchase requirements - say for example, the market dries up — it can also terminate the contract without any penalty.  No matter which party terminates the purchase agreement, there would be minimal impact on the operating cash flows of the Company.

SEC Comment #5a

We acknowledge your response to our previous comment seven. Please address the following additional comments related to Levothyroxine Sodium tablets:

a. In your response to previous part a, you indicate that a wholesaler contacted you in March 2005 regarding a likely return of a significant amount of product. Please explain to us why you did not apparently include a provision for this expected return in your March 2005 financial statements or why you did not apparently discuss the impact of this expected return in your March 31, 2005 Form 10-Q MD&A.

Lannett Response:

The wholesaler contacted Lannett by phone, not in writing, indicating that some inventory may be unsold.  This phone call from the distributor was not focused on a request for return, but on potential promotions to increase the sales of the product.  At that time, management assessed that the return was not probable, since the inventory would likely be sold via additional sales promotions.  The event which triggered the reserve in the fourth quarter of fiscal year 2005 was the inventory report received from this wholesaler.  Once management analyzed this inventory in the context of estimated results of special sales promotions on Levothyroxine, Lannett was able to conclude that all inventory was not going to be sold, and thus the company could estimate expected returns.

SEC Comment #5b

In your response to previous part c., you indicate that only after implementing several unsuccessful promotional programs did you realize that full inventory levels may not be distributed to ultimate customers. Please tell us the dates of each of your promotional programs and, for each, when you realized that it would not be successful. As previously requested, please provide to us your analyses of your inventory recoverability of this product as of the end of each quarter beginning with the first quarter of 2004.  In these analyses, please include the total amount of product you shipped directly to all wholesalers and other customer in each quarter, the estimated prescriptions for your product each quarter, the quantity of inventory on hand at the end of each of those quarters, and the average remaining shelf life of the product on hand.

Lannett Response:

	Quarter Ending
	Mar 04	June 04	Sept 04	Dec 04
Sales to customer	151,008	467,023	265,052	113,194
Ending Inventory	—	354,084	892,654	839,945
Avg. Shelf Life (In days)			678	550

	Mar 05	June 05	Sept 05	Dec 05
Sales to customer	81,280	130,165	166,830	211,362
Ending Inventory	754,520	615,768	549,313	404,184
Avg. Shelf Life (In days)	651	388	289	191

Sales from wholesalers to end users have a historic 4-6 week sell-through rate.  Since March 2005, the Company has calculated the actual sell-through rate using customer inventory reports.  An example of this calculation can be found on comment response #5d.

From the phone call received from the wholesaler, the Company agreed to the following promotions:

•                  March 05

•                  Feature product in monthly newsletter offering 10% discount.  The newsletter went to all of the wholesaler’s generic “One-Stop” customers.

•                  May 05

•                  Product given an additional 10% discount, on top of traditional 5%, for yearly tradeshows.

•                  July 05

•                  Product featured in monthly newsletter with buy 3, get 1 free promotion.

•                  September 05

•                  Product featured in monthly newsletter with buy 2, get 1 free promotion.

•                  November 05

•                  Product featured in monthly newsletter with buy 2, get 1 free promotion.

The wholesaler did not allow Lannett to offer back to back months on promotions due to its policy.

SEC Comment #5c

Also in your response to previous part c., you indicate that you reduced your inventory obsolescence reserve from $4.0 million to $2.0 million. Please explain to us why this apparent $2.0 million reduction in reserves is only disclosed as a $470,000 reduction on page 31 of your December 31, 2005 Form 10-Q. Further, please tell us how reducing the obsolescence reserve complies with SAB Topic 5:BB and Chapter 4 of ARB 43 that precludes subsequently marking up inventory.

Lannett Response:

Lannett did not actually mark up reserved inventory.  The inventory that was reserved was actually sold.  The December 31, 2005 Form 10-Q should have read that the Levothyroxine inventory obsolescence decreased by $2.0 mm.  The Company will make this adjustment in the amended filing.

The original Form 10-Q wording was “An increase in inventories of $901,802 is partly due to a decrease of inventory obsolescence of $470,000 of Levothyroxine Sodium tablets in part because of higher than expected sales.  Also, in anticipation of new product introductions, inventory increased over the prior period.”

New Form 10-Q wording will read “An increase in inventories of $901,802 is due to a decrease of inventory obsolescence of $2.0 million of Levothyroxine Sodium tablets due to successful promotions of short dated Levothyroxine.”

SEC Comment #5d

We acknowledge your statement in response to previous part d. that you believe that reasonable estimates of returns may be made without the formal use of market data regarding prescriptions. Please explain to us how your estimates of returns for Levothyroxine Sodium tablets were both reasonable and reliable given that this is a new product and you therefore have no history upon which to base your estimates. Please see Questions l, 2 and 4 of SAB 13.A.4b and paragraphs 6f and 8 of SFAS 48.

Lannett Response:

Lannett acknowledges the difficulty of estimating returns and refers to SAB 13.A.4B for guidance:

a.               “Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”).”  The distribution channels that provide Levothyroxine were a $1.3 billion market and the Company’s share was only $10 million.  Lannett represented less than 1% of the market.  At the time there were also 2 other competitors offering Levothyroxine with an AB rating.  The Company does not consider this level of sales to be “channel stuffing”.  The reason the sales did not ultimately go through to the end customer is due to the delay in securing the AB rating and not due to channel stuffing.

b.              “Lack of visibility into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users” Lannett receives two reports that indicate sales performance from our wholesale customers.  The first is inventory on hand at the end of each month.  The Company receives this monthly.  The Company can use this data to determine the customer’s sell through rate.  The second report Lannett receives is a weekly report that comes to the Company electronically that calculates the chargebacks and rebates that are due to the wholesaler.  With this data, and the data from the inventory report, Lannett can determine trends in the customer’s ability to move product.

c.               “Expected introductions of new products that may result in the technological obsolescence of and large than expected returns of current products” This does not apply to Levothyroxine which has been on the market for over 30 years.  There is no current drug that is currently on the market that puts Levothyroxine in a technological obsolescence situation.  The significant return is the result of a delay in receiving an AB rating by the FDA.  In anticipation of this approval, one wholesaler ordered $8.1 million of Levothyroxine Sodium from June through August 2004.  While competitors of Lannett were receiving ratings within normal FDA time-frames, the Company’s rating was being delayed for no apparent reason.  As time went on, it was thought that the Company was more likely to get the rating, especially when we received a half rating.  The delay resulted in much less product being sold by this distributor while waiting for the delay.

d.              “The significance of a particular distributor to the registrant’s business, sales and marketing.”    Three distributors in the market are in constant competition, and none have any significant influence over Lannett’s business decisions.  Lannett maintains a positive working relationship with each customer.

e.               “The newness of the product” Levothyroxine has been on the market for over 30 years. There was market excitement about the expected AB rating being issued for the first time that would enhance the products marketability, but the product was not new. In addition, Lannett has also been in business selling generic drugs for over 60 years.

f.                 “The introduction of competitors’ products with superior technology or greater expected market acceptance.” Not applicable to this product.

Lannett can reasonably estimate the returns of products because the Company has access to wholesale customers’ inventory reports. Using this data the Company can determine sell through rate of customers and apply it to inventory on hand to determine any potential future overstock situations. Lannett compares this method’s results against the Company’s historical return rate to give a reasonable and reliable return estimate.

When new products are introduced, Lannett uses historical information to book the initial return allowance. Management believes the Company has sufficient data that shows historical trends for returns is very consistent. Each month, the Company monitors sell through rates to determine if there is a trend that could indicate a potential return in the future. Because the customers have a finite window of opportunity to return products — 6 months prior to expiration and one year after expiration — Lannett can reasonably determine that a return is possible well ahead of the time of actual return. When these anomalies arise, the Company uses an alternative method in determining the return estimate. Below is an example of this.

July - August 2004 — The Company makes a very large sale to a wholesale customer. The inventory sold has an expiration date of June 2006.       Company monitors sell through rates monthly to determine whether there will be any inventory remaining as of December 31, 2005.

April 2005 — Lannett uses the following method to determine return estimate:

	A		B	C	D
April	Beg. Inventory		Purchases from Lannett	Ending Inventory	Customer Sales

Product A	100		0	95	5
Product B	200		0	195	5
Product C	300		0	290	10
Product D	400		0	390	10

	D = A + B -	C

Extrapolated Data
	January		February	March	April
Product A	5		6	10	5
Product B	5		20	25	5
Product C	10		0	15	10
Product D	5		15	20	10

                Column A is from the prior month’s inventory report, column B is from our sales data, column C is from the current month’s inventory report, and column D is calculated as shown. The Extrapolated Data table has sales data for all months since inception. It has been modified to show short term for better presentation.

A sell through rate is determined by taking the extrapolated data and dividing it by the original inventory amount from the July - August Sale of product with the June 2006 expiration date. Once this number is determined for each month, a weighted — trended average (sell-through rate) is determined. In this example, we will use 5%.

Once the sell-through rate is determined, we use the following table to determine the potential return that may occur in December.

	April	May	June	July	August

Beginning Inventory	1000	970	922	875	832
Expected Sales	30	49	46	44	42
Ending Inventory	970	922	875	832	790

	September	October	November	December
Beginning Inventory	790	751	713	677
Expected Sales	40	38	36	34
Ending Inventory	751	713	677	644	x $6.00	$3,861

The Expected Sales line is updated with actual sales every month and an adjustment to the return reserve would be made.

SEC Comment #6a

Please explain to us why the gross revenue figures provided in your response do not reconcile to the total of net revenues plus revenue reserve charged during the period. For example, we would expect gross revenue for the three months ended September 30, 2005 to be [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY

 WITH THE COMMISSION], comprised of net revenues of $13,642,000 plus revenue reserves charged during the quarter of $7,703,000; however, you report gross revenues of [CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION].

Lannett Response:

The difference in gross sales given in a response to the SEC and calculated from the quarterly filings is discounts taken at the point of sale for which Lannett doesn’t have to reserve, called “Immediate Discounts.” The reserve table presented has the difference identified by the SEC netted out of the additional reserves and the actual credits for the current fiscal year. Below is the reconciliation:

	Q1 2006	Q2 FY 2006
Gross sales	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]
Additional reserves	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATEL WITH THE COMMISSION]
Immediate discounts	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]	[CONFIDENTIAL TREATMENT — INFORMATION FILED SEPARATELY WITH THE COMMISSION]
Net sales	13,641,600	15,228,800

SEC Comment #6b
Although the basis of days outstanding you have chosen to represent in your March 31, 2006 Form 10-Q provides information regarding your overall liquidity related to the revenue cycle, we continue to believe that the inclusion of revenue reserves masks the effectiveness of your collection activities. We believe your discussion should separately address the effect on liquidity of collections versus credit processing. Based on our computations, it appears your days sales outstanding as of March 31, 2006 on a gross basis have deteriorated to approximately 77 days. It appears that there is a deteriorating trend in collections since June 30, 2005. Please revise your MD&A disclosures in your fiscal 2005 form 10-K and your 2006 Forms 10-Q to discuss the apparent deteriorating trends in collections as well as the impact of credit processing on your liquidity and future operations.

Lannett Response:
The most recent days sales outstanding (DSO) calculation of 77 days, based upon gross AR and gross sales, is due to customer payment terms of 60 days, plus timing issues associated with credits taken by customers. The June 2005 (comparison period) DSO of approximately 50 days is a timing anomaly that does not imply that collection issues have arisen since then, but that the June 2005 date was unusually low. As it is discussed below, the gross DSO method does not incorporate timing issues relating to credit requests from customers, and the subsequent processing of those credits.

Lannett strongly believes that analyzing the AR less the reserve balance is just as meaningful of a DSO indicator, if not more so, than the simpler method of comparing gross AR to gross sales. By looking solely at the DSO using the gross accounts receivable, many variables would affect the calculation — credit balances with customers, timing of processing of rebates, returns, and chargebacks, items that have no relation to collectability.

If rebate and chargeback requests increase or spike within a short timeframe, AR may appear inflated for a period if the Company does not receive all supporting documentation from the customer in a timely basis, or if the Company is unable to process all requests within the same month. To accommodate for this timing, a corresponding charge to the Chargeback/Rebate reserve is made at the time of the request to record the liability. Once the documentation is received and approved, the AR balance and reserve Chargeback/Rebate Reserve are simultaneously reduced. On a gross AR to gross sales comparison, such timing issues do not show up in Gross AR, and will result in fluctuations that are not based upon collection issues.

While Lannett will continue to utilize the gross DSO method for internal purposes, the Company believes the potentially misleading characteristics of this method may be eliminated by calculating DSO using the AR balance less the Chargeback/Rebate reserve compared to the net Sales. Collection problems using this method will continue to surface in the form of an inflated DSO. Other issues that are not pertinent to collection or cash flow problems are eliminated from the calculation.